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Exhibit 10.20

Separation Agreement and General Release
James Taylor

    1.  Agreement.  This Separation Agreement and General Release ("Agreement") is entered into by and between Iomega Corporation, a Delaware corporation with its principal headquarters in Roy, Utah, on behalf of itself and each of its subsidiaries ("Iomega" or the "Company"), and James Taylor ("Employee") for the purpose of amicably concluding their employment and consulting relationships. By entering into this agreement neither party admits any deficiency, wrongdoing or liability, expressly or by implication.

    2.  Separation Pay.  Employee and Iomega hereby agree as follows:

      (a) Employee's last regular working day at Iomega was January 3, 2000 and effective date of Employee's termination of employment with Iomega was January 3, 2000 (the "Termination Date"). As of the Termination Date, all payments and benefits which Employee is or would be entitled to receive (other than amounts then accrued and owing) shall cease at that time, subject to COBRA conversion rights.

      (b) Employee will receive the sum of $400,000 in a lump sum payment.

      (c) No unearned bonuses or other incentive compensation will be due Employee. All reimbursable travel and business expenses to which Employee is entitled to reimbursement as of the Termination Date have been paid to Employee.

      (d) Employee acknowledges and agrees that under the terms of any outstanding stock option agreement(s) between employee and Iomega, the vesting of any options to purchase company stock granted to employee will cease as of January 3, 2000, and employee has a period of three months following the Termination Date within which to exercise any vested options. Any options not exercised within said three-month period shall expire and thereafter not be exercisable.

      (e)

      (f)  All sums paid as part of the Separation Pay are taxable compensation to the Employee and subject to withholding requirements. All amounts paid to Employee hereunder will be net of all required and authorized payroll deductions.

      (g) Employee understands and acknowledges that after the Separation Date, Employee will not be entitled to receive from Iomega any other severance or termination allowance or any other compensation or payment, except as described in this Agreement.

    3.  Cobra Participation  Employee may elect optional health insurance continuation under COBRA following the Termination Date at Employee's expense. Procedures for electing to continue such benefits will be provided to Employee separate from this Agreement by the Human Resources Department.

    4.  Release of All Claims.  Employee acknowledges that the payments and benefits described in this Agreement exceed any amount to which Employee would be entitled under Iomega's standard policies, procedures and benefits program. In consideration for entering into this Agreement and for the payments and other promises by Iomega stated herein, Employee for himself and on behalf of Employee's heirs, agents, successors, assigns and all affiliated persons, both past and present, waives all claims against and releases, waives, acquits and forever discharges Iomega and its officers, directors, shareholders, agents, employees, representatives, and all parent, subsidiary and affiliated companies, together with their employees, officers, directors and shareholders, and all of Iomega's predecessors and successors (hereinafter referred to as "Released Parties"), from any and all liabilities, claims, actions, causes of action, injuries, wages and compensation and/or damages of any kind and character, including, without limitation, all claims by Employee for wages, salary, bonuses, commissions, vacation pay, Separation Pay, reimbursement for expenses, attorneys' fees and costs (except for workers' compensation insurance benefits), and from all claims based upon matters relating in any way to Employee's employment, consulting arrangements, conditions of employment and/or termination of employment and/or consulting arrangements with Iomega, consultation arrangements under the summary of "Jim Taylor Consulting Agreement" dated June 1, 1999, whether known or unknown, suspected or unsuspected, up to and including the date on which Employee signs this Agreement. This waiver and release includes but is not limited to a release of all wrongful termination claims, all claims under state and federal discrimination laws, including, but not limited to, the Age Discrimination in Employment Act, Title VII of the Civil Rights Act, Americans with Disabilities Act, California Fair Employment and Housing Act and any other federal or state discrimination laws. Notwithstanding the foregoing, nothing in this Agreement shall be construed as a waiver or release of rights to enforce the provisions of this Agreement.

    THIS MEANS THAT BY SIGNING THIS AGREEMENT, EMPLOYEE WILL HAVE WAIVED ANY RIGHT TO BRING A LAWSUIT AGAINST IOMEGA BASED ON ANY ACTIONS TAKEN UP TO THE DATE AND TIME OF SIGNING THIS AGREEMENT, AND WILL HAVE RELEASED IOMEGA FROM ANY AND ALL CLAIMS OF ANY NATURE RELATING TO EMPLOYEE'S EMPLOYMENT, ARISING UP TO THE DATE AND TIME OF SIGNING THIS AGREEMENT.

    The parties acknowledge that this is a full and final release, and that Employee intends and expressly agrees that it shall be effective as a bar to each and every claim, demand and cause of action the employee has against Iomega as of the date of this Agreement. In addition, if Employee is employed in California, Employee also expressly waives any and all rights and benefits conferred upon Employees now or in the future under the terms of California Civil Code section 1542, which provides as follows:

  "A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor."

    5.  No Admission of Fault.  It is expressly understood and agreed by Employee that the payments and considerations made by Iomega are in full accord and satisfaction and in compromise of disputed claims, and are not admissions of any liability, which admissions are expressly denied, and that there is no understanding or agreement between the parties to the Agreement for any future consideration or payment whatsoever, except as provided by this Agreement.

    6.  No Filing or Maintaining Suits or Claims.  Employee has not filed any claim or suit againt Iomega or the Released Parties, in any state or federal court or with any governmental agency or tribunal. At no time after the execution of this Agreement will Employee file or maintain, or cause or knowingly permit the filing or maintenance in any state or federal court, or before any local, state or federal administrative agency, or any tribunal, any charge, claim or action of any kind, nature or character against the other arising out of the matters released in Section 4 above, except for an action to enforce the provisions of this Agreement. Employee further agrees not to initiate, assist, support, join, participate in, encourage, or actively cooperate in the pursuit of any employment-related legal claims against Iomega, its subsidiaries and related entities, or their respective officers, directors, employees or agents, whether the claims are brought on Employee's own behalf or on behalf of any other person or entity. Nothing in this Section 6 will preclude Employee or Iomega from testifying truthfully in any legal proceeding pursuant to subpoena or other legal process.

    7.  Return of Documents.  Employee has returned to Iomega all documents, records and materials, relating to Iomega's business, whether stored electronically or in written or printed form, or otherwise, including but not limited to records, notes, memoranda, computer storage media, drawings, reports, files, software materials, notebooks, rolodex files, telephone lists, computer or data processing disks and tapes, marketing plans, financial plans and studies, customer lists, names of business contacts, policies and procedures, and any materials prepared, compiled or acquired by Employee relating to any aspect of Iomega or its business, products, plans or proposals and all copies thereof, in Employee's or related party's possession, custody or control, whether prepared by Employee or others. Related parties shall include each person or entity associated with or related to Employee at the time of the termination of Employee's employment with Iomega. Employee also agrees to participate in an exit interview upon the termination of Employee's employment with Iomega.

    8.  Non-Disclosure.  Employee acknowledges his or her obligations, both during and after the term of Employee's employment with Iomega, under a non-disclosure agreement previously entered into between Employee and Iomega. Any breach of Employee's non-disclosure obligations to Iomega shall, in addition to all other remedies available to Iomega, result in the immediate release of Iomega from any obligations it would otherwise have to provide further payments or benefits under this Agreement. Employee expressly acknowledges that Iomega is prepared to vigorously enforce these promises, and that violation of this provision could result in the assessment of damages and other legal remedies against Employee and any of Employee's subsequent employers. Any breach by Employee of this provision shall result in the immediate release of Iomega from any obligations it may have to provide further payments, option vesting or benefits under this Agreement, or any agreement referenced herein, except as may be required by applicable law.

    9.  Employment Inventions.  Employee acknowledges that certain innovations, products and processes invented or discovered by Employee during Employee's employment with Iomega are the property of Iomega and have been assigned to Iomega under an agreement previously entered into between Employee and Iomega. Any breach of Employee's obligations to Iomega with respect to the assignment of inventions shall, in addition to all other remedies available to Iomega, result in the immediate release of Iomega from any obligations it would otherwise have to provide further payments or benefits under this Agreement.

    10.  Non-Disparagement.  During and after the term of Employee's employment with Iomega, Employee agrees not to disparage, orally or in writing, about Iomega, its officers, employees, management, operations, products, designs, or any other aspects of Iomega's affairs to any third person or entity.

    11.  Non-Solicitation of Employees.  Employee agrees that during Employee's employment with Iomega and for one year following Employee's voluntary or involuntary termination of employment with Iomega, Employee shall not, directly or indirectly, in any capacity (including but not limited to, as an individual, a sole proprietor, a member of a partnership, a stockholder, investor, officer, or director of a corporation, an employee, agent, associate, or consultant of any person, firm or corporation or other entity) hire any person from, attempt to hire any person from, or solicit, induce, persuade, or otherwise cause any person to leave his or her employment with Iomega. Any breach of Employee's obligations under this paragraph shall, in addition to all other remedies available to Iomega, result in the immediate release of Iomega from any obligations it would otherwise have to provide further payments or benefits under this Agreement.

    12.  Non-Solicitation of Customers.  Employee agrees that for one year following Employee's voluntary or involuntary termination of employment with Iomega, Employee shall not, directly or indirectly, in any capacity, solicit the business of any customer of Iomega except on behalf of Iomega, or attempt to induce any customer of Iomega to cease or reduce its business with Iomega; provided that following the termination of Employee's employment with Company he or she may solicit a customer of Iomega to purchase goods or services that do not compete directly or indirectly with those then offered by Iomega. Any breach of Employee's obligations under this paragraph shall, in addition to all other remedies available to Iomega, result in the immediate release of Iomega from any obligations it would otherwise have to provide further payments or benefits under this Agreement.

    13.  Non-Competition.  Employee acknowledges and agrees that in Employee's position at Iomega, Employee has had access to, knowledge of and use of Iomega's trade secrets, proprietary information, business operations, business know-how, employee information, and customer information. Employee acknowledges that such information is critical to the successful operation of Iomega's business, that it would be impossible for Employee to discard all knowledge of such information upon separation of employment with Iomega, and that it would be unfair to Iomega for such information to be used by Employee in a business that competes or attempts to compete with Iomega. Employee recognizes and agrees that Iomega fills a narrow, specific niche in the computer storage device industry. A limited number of entities located throughout the world compete worldwide with Iomega in the data storage device industry. As a result of this worldwide market, Employee agrees that this covenant not to compete extends worldwide and cannot be written more narrowly.

    Employee agrees that during Employee's employment with Iomega, and for one year following the termination of Employee's employment with Iomega for whatever reason, Employee will not directly or indirectly perform services for an entity, including Employee's self, which actually or potentially competes with Iomega. For the purposes of this section only and not for purposes of any antitrust related market definition or analysis, an entity (which includes but is not limited to a person, partnership, joint venture, or corporation) will be considered to compete with Iomega if such entity (or in the case of a multi-billion dollar, multi-division corporation, the division thereof for which services are proposed to be performed by Employee) or any of its affiliates engages directly or indirectly in the removable media storage device market segment as all or part of its business. Examples of such entities include: Syquest, Castlewood, Imation, Sony, HP Storage Division, Seagate Removable Storage Division, and their affiliates. These examples are provided for illustration purposes and are not intended to be an all-inclusive list or to limit the preceding terms in any way. For the purposes of this Non-Competition Section, performing services shall include but not be limited to positions as employee, consultant, officer, joint venturer, owner in full or in part (excluding ownership consisting solely of not more than 1% of the outstanding stock of a publicly held company), partner, and director. Any breach of Employee's obligations under this paragraph shall, in addition to all other remedies available to Iomega, result in the immediate release of Iomega from any obligations it would otherwise have to provide further payments or benefits under this Agreement.

    14.  Remedies: No Implied Waivers.  The parties shall attempt in good faith to resolve any dispute arising out of or relating to this Agreement by negotiation. If the dispute has not been resolved by negotiation within 30 days, the parties shall endeavor to resolve it by mediation. Unless the parties otherwise provide, the mediator shall be selected from the CPR Panels of Distinguished Neutrals. Any dispute which remains unresolved 30 days after appointment of a mediator shall be settled by arbitration by a sole arbitrator in accordance with the CPR Rules for Non-Administrated Arbitration, and judgment upon the award rendered by the arbitrator may be entered by any court having jurisdiction thereof. The reference in this Agreement to particular breaches resulting in an immediate release of Iomega from certain of its obligations shall not mean that other material breaches would not also create a right on the part of Iomega to discontinue all payments and benefits under this Agreement or to be relieved of other obligations. No delay or omission by either party in exercising any right under this Agreement will operate as a waiver of that or any other rights. A waiver or consent given by Iomega on one occasion is effective only in that instance and will not be construed as a bar or waiver of any right on any other occasion.

    15.  Specific Performance; Injunctive Relief.  The parties recognize that irreparable injury to Iomega will result from a material breach of the Assignment of Inventions, Non-Disclosure, Non-Disparagement, Non-Solicitation, or Non-Compete provisions in paragraphs 9,10,11,12,13, of this Agreement, and that monetary damages will be inadequate to rectify such injury. Accordingly, notwithstanding the dispute resolution provisions in the foregoing paragraph, Iomega shall be entitled to one or more preliminary or permanent orders: (i) restraining or enjoining any act which would constitute a material breach of paragraphs 9,10,11,12,13, of this Agreement, and (ii) compelling the performance of any obligation which, if not performed, would constitute a material breach of paragraphs 9,10,11,12,13, of this Agreement.

    16.  Parties Bear Own Costs.  As further mutual consideration for this Agreement, the parties agree that each party shall bear the cost of, and shall be responsible for, its own attorneys' and accountants' fees and costs, if any, in connection with the negotiation and execution of this Agreement.

    17.  Agreement is Confidential.  Employee further agrees that the terms and conditions of this Agreement are strictly confidential and shall not be discussed with, disclosed or revealed to any other persons, whether within or outside Iomega, except professional advisors with whom Employee may consult regarding this Agreement and Employee's immediate family members, unless disclosure is compelled by subpoena or other legal process. Any breach by Employee of this provision shall immediately release Iomega from any obligations it may have to provide further payments or benefits under this Agreement, except as may be required by applicable law.

    18.  Insider Status.  Following the full execution of this Agreement (i) Employee shall not be designated an executive officer insider under Iomega's insider trading policy, and (ii) Iomega shall promptly revise its designations of executive officers subject to Section 16 of the Securities Exchange Act of 1934 to delete any reference to Employee and take such further actions as may be required to give effect to this provision. Notwithstanding the foregoing, Employee shall, from and after full execution of this Agreement, assume full responsibility for compliance with all applicable obligations (including, but not limited to, all applicable reporting obligations) under the Securities Exchange Act of 1934, as amended, and all regulations thereunder, and any other applicable federal and state securities laws. Necessary SEC filings will still be made.

    19.  Entire Agreement.  This Agreement constitutes the entire understanding of the parties with respect to the subject hereof and supercedes any other agreements. Employee warrants that he: (a) has read and fully understands this Agreement; (b) has had the opportunity to consult with legal counsel of his or her own choosing and have the terms of this Agreement fully explained; (c) is not executing this Agreement in reliance on any promises, representations or inducements other than those contained herein; and (d) is executing this Agreement voluntarily, free of any duress or coercion.

    20.  Severability.  The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision hereof, which shall remain in full force and effect.

    21.  Governing Law.  This Agreement shall be interpreted, construed and governed in accordance with the laws of the State of Delaware, without giving effect to the choice of law rules thereof.

    22.  Company's Successors.  Any successor to Iomega (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) or to all or substantially all of Iomega's business and/or assets shall assume the obligations of Iomega under this Agreement and agree expressly to perform Iomega's obligations under this Agreement in the same manner and to the same extent as Iomega would be required to perform such obligations in the absence of a succession. For all purposes under this Agreement, the term "Company" shall include any successor to Iomega's business and/or assets which executes and delivers the assumption agreement described in this subsection or which becomes bound by the terms of this Agreement by operation of law.

    23.  Employee's Successors.  The terms of this Agreement and all rights of the Employee hereunder shall inure to the benefit of, and be enforceable by, the Employee's personal or legal representative, executors, administrators, successors, heirs, distributees, devisees and legatees.

    24.  Acceptance and Revocation.  Employee understands and agrees that Employee shall have twenty-one (21) days from Employee's receipt of this Agreement in which to consider it and review it with counsel of Employee's choosing. To effectively accept this Agreement, Employee must date, sign and return two originals of this Agreement to Iomega's Director of Compensation and Benefits, Lori Nasabal, 1821 West Iomega Way, Roy, Utah 84067. After signing this Agreement, Employee shall have seven (7) days within which to revoke this Agreement in its entirety. If Employee fails to sign this Agreement; if Employee revokes this Agreement; Employee will not be entitled to the Separation Pay set forth in paragraph 2 above, and this Agreement will be ineffective and void. In order to revoke this Agreement, Employee must deliver or cause to be delivered within the aforementioned seven (7) day period written notice of revocation to Iomega at the following address:

1821 West Iomega Way Roy, Utah 84067 Attn: Lori Nasabal, Director of Compensation and Benefits

    In order to be effective, Employee's written notice of revocation must be received by Iomega at the above address no later than 5:00 p.m. on the seventh calendar day following the signing of this Agreement by Employee. If Employee does not revoke, the eighth (8th) day after Employee's acceptance shall be the "effective date" of this Agreement. EMPLOYEE SHALL NOT BE ENTITLED TO ANY BENEFITS UNDER THIS AGREEMENT UNLESS AND UNTIL THE AGREEMENT REVOCATION PERIOD HAS EXPIRED.

    This Agreement must be exercised by both parties without revocation on or before February 11, 2000, or it shall be null and void.

    I understand this document and have been given ample opportunity to consult with someone whose opinion I trust before signing it. By my signature, I agree to the terms set forth above.

Dated:	1-15-2000	/s/ James Taylor Signature of Employee
IOMEGA CORPORATION
Dated:	1-15-2000	By:	/s/ Kevin O'Connor Kevin O'Connor, Vice President Human Resources

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Separation Agreement and General Release James Taylor